Morgan, Lewis & Bockius

19th Floor, Edinburgh Tower

The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8688

WRITER’S EMAIL

louise.liu@morganlewis.com

February 3, 2025

Confidential

Ms. Ta Tanisha Meadows

Ms. Joel Parker

Mr. Scott Anderegg

Ms. Taylor Beech

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ELC Group Holdings Ltd.
Response to the Staff’s Comments on Amendment No.1 to Draft Registration Statement on Form F-1 Submitted January 13, 2025 CIK No. 0002039096

Dear Ms. Meadows, Ms. Parker, Mr. Anderegg and Ms. Beech:

On behalf of our client, ELC Group Holdings Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 29, 2025 on the Company’s amendment No.1 to draft registration statement on Form F-1 confidentially submitted on January 13, 2025. Concurrently with the submission of this letter, the Company is submitting amendment No.2 to the draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Partners:

Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#, William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California), Alice Huang (California), Mathew Lewis (New York), Louise Liu (New York), Vivien Yu (New South Wales), and Ning Zhang (New York)

*China-Appointed Attesting Officer

#Notary Public of Hong Kong

19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

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Amendment No.1 to Draft Registration Statement on Form F-1 Submitted January 13, 2025

Overview, page 1

1.	We note your revised disclosures on pages 1 and 58 in response to comment 1. Please revise these discussions to disclose that your AI is currently at the public beta development phase.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 58 of the Revised Draft Registration Statement.

Prospectus Summary

Conventions That Apply to This Prospectus, page 6

2.	Please revise the statement that your reporting currency is Singapore dollars and that this prospectus contains translations of Singapore dollars into U.S. dollars solely for the convenience of the reader.

In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Revised Draft Registration Statement.

Capitalization, page 34

3.	We note your response to comment 7 and revised disclosure. Please move the Indebtedness line item before Shareholders’ Equity so the balance is included in Total Capitalization.

In response to the Staff’s comment, the Company has revised the disclosure on page 34 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Years Ended June 30, 2024 and 2023

Revenue

(i) Manpower supply service, page 41

4.	We note your response to comment 11. Please include disclosure in this section of how job orders relate to deployments.

In response to the Staff’s comment, the Company has revised the disclosure on page 41 of the Revised Draft Registration Statement.

Related Party Transactions, page 86

5.	We note your response to comment 12 and reissue in part. Revise to provide disclosure in this section up to the date of the document. In this regard, it appears you have only provided disclosure up to the end of your 2024 fiscal year. Refer to Item 7.B. of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 86 of the Revised Draft Registration Statement.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com.

Very truly yours

By:	/s/ Louise L. Liu
Louise L. Liu
Partner

cc:	Leann Koh Bee Khee, Chief Executive Officer and Director, ELC Group Holdings Ltd.
Mitchell S. Nussbaum. Angela Dowd, Lili Taheri and Julia Aryeh, Loeb & Loeb LLP

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